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                                                                    Exhibit 99.2

                                                                (SAP LETTERHEAD)


                                                           FOR IMMEDIATE RELEASE
                                                                  APRIL 18, 2002


                    SAP EXPANDS COMMITMENT TO OPEN SOLUTIONS

                          SAP Extends Executive Board;
                 Collaborative Applications Gain Critical Mass;
                                Customers Benefit

         WALLDORF, GERMANY -- APRIL 18, 2002 -- Today, SAP AG (NYSE: SAP) announced it will accelerate the delivery of open, collaborative application solutions. Collaborative applications use open integration technology and enable customers to maximize the return on their existing IT investments, even in heterogeneous environments. The company announced it has created a new business area to focus on the next generation of collaborative solutions and that Shai Agassi, in his new role as a member of the SAP Executive Board, will be responsible for this business area. Extending the SAP Executive Board to focus on the next generation of collaborative solutions demonstrates the strategic significance to the company.

         The business area will include development, market strategy, professional services, and business development personnel of the formerly independent SAP subsidiaries, SAP Markets and SAP Portals, as well as strategically built field initiatives and solution centers. It will focus on providing an open integration platform that unifies people, information, and business processes. On top of this platform, which combines portal, business intelligence, knowledge management, and exchange technology, the new business area delivers collaborative, analytical, and commerce solutions that run within and across business boundaries.

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SAP Expands Commitment to Open Solutions                                  Page 2


         "Two years ago, SAP sent two scouting boats - SAP Markets and SAP Portals - ahead to explore the evolving waters of openness in business software and found that the greatest benefit for customers comes from open collaborative applications residing on top of open technology in heterogeneous landscapes," said Hasso Plattner, co-chairman, chief executive officer and co-founder of SAP AG. "SAP has the advantage of understanding how quickly the market has evolved from a technology play into an applications game. We will continue to focus on developing collaborative solutions that are built to run with other companies' products to best meet our customers' needs."

         "To address this market transition, we have converged our teams and this unified team will move forward to execute on this vision," said Shai Agassi, executive board member of SAP AG. "SAP is clearly in the lead position to bring to the market the next generation integration platform and a new breed of collaborative applications with the foundation based on this platform."

         SAP is uniquely positioned to drive the collaborative application market because it not only understands the processes within key software solutions such as CRM, SCM, and ERP, but more importantly how processes cross the boundaries of these solutions, within and outside an organization. Collaborative applications tie into multiple existing heterogeneous applications, unleash the power of teams, and thus improve business relationships across the value chain - while maintaining the flexibility to add new applications and systems in the future.

         "The key to our customers' success is the accelerated delivery of these collaborative solutions," said Henning Kagermann, co-chairman and chief executive officer of SAP AG. "This realignment means SAP has set course to mine the opportunities generated by SAP Markets and SAP Portals to create more value for existing and future customers."

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SAP Expands Commitment to Open Solutions                                  Page 3

         The SAP Supervisory Board appointed Shai Agassi to the SAP Executive Board on April 17, 2002.

ABOUT SAP

SAP is the world's leading provider of e-business software solutions. Through the mySAP.com(R) e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 17,000 companies in over 120 countries run more than 44,500 installations of SAP(R) software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at http://www.sap.com)

                                      # # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the SAP Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright (C) 2002 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

FOR MORE INFORMATION, PRESS ONLY:
Laurie Doyle Kelly, SAP AG, +49 6227 76 1136, laurie.doyle.kelly@sap.com Bill Wohl, SAP Americas, +1 (610) 661-3311, william.wohl@sap.com
Paula Stout, SAP, +1 (650) 576-4902, paula.stout@sap.com
SAP America, Inc., Press Office, +1 (610) 661-3200